Filed with the Securities and
                                     Exchange Commission on
                                             March 10, 1999
             SECURITIES AND EXCHANGE COMMISSION

                   WASHINGTON, D.C. 20549

In the Matter of             INTERIM CERTIFICATE

Conectiv                              OF

File No. 70-9069                 NOTIFICATION

(Public Utility              PURSUANT TO RULE 24
Holding Company
Act of 1935)



This Certificate of Notification pursuant to Rule 24 (18 C.F.R. 250.24) is filed by Conectiv, a Delaware corporation, in connection with the following transactions proposed in Post-effective Amendments Nos. 3 and 4 to Conectiv's Form U-1 Application-Declaration as previously amended by Amendments Nos. 1 through 4 and Post-effective Amendments Nos. 1 and 2, (the "Application-Declaration") filed under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and authorized by the order of the Securities and Exchange Commission (the "Commission") dated December 16, 1998 (the "Order"), which supplemented the order of the Commission dated February 25,1998 in this file:

(1) On December 30, 1998, Pedrick Ltd., Inc. was merged into ATE Investment, Inc.;

(2)  On December 31, 1998, Atlantic Energy Enterprises, Inc.
     was merged into Conectiv;

(3)  On December 31, 1998, Atlantic Energy International,
     Inc., Atlantic Energy Technology, Inc. and Christiana
     Capital Management, Inc. were merged into Delmarva
     Capital Investments, Inc.;

(4) On December 31, 1998, Power Consulting Group, Inc. was merged into Conectiv Solutions LLC;

(5)  On December 31, 1998 CoastalComm, Inc. was merged into
     Conectiv Communications, Inc.;

(6) On December 31, 1998, Altemp Energy Systems, Inc. was merged into Conectiv Services, Inc.;

(7)  As of January 1, 1999, the capital stock of Conectiv
     Thermal Systems, Inc. was contributed to Conectiv

     Services, Inc. by Conectiv;

(8)  As of January 1, 1999, the capital stock of Conectiv
     Communications, Inc. was contributed to Conectiv
     Services, Inc. by Conectiv;

(9) As of January 1, 1999, Conectiv contributed its ownership interest in Enerval, L.L.C. to Conectiv
     Services, Inc.;


(10) As of January 1, 1999, the capital stock of Delmarva Operating Services Company was transferred to Conectiv by capital dividend and was then contributed to Conectiv Energy Supply, Inc. in an exempt capital contribution. Delmarva Operating Services Company was subsequently renamed Conectiv Operating Services Company; and
(11) On February 28, 1999, Petron Oil Corporation was merged into Conectiv Energy Supply, Inc.
     The transactions described in Items 1 through 11 have been carried out in accordance with the terms and conditions of, and for the purposes requested in, the ApplicationDeclaration, and in accordance with the terms and conditions of the Order.

                   SIGNATURE

     Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.


DATE:                         Conectiv
                              Conectiv Energy Supply, Inc.
                              Delmarva Capital Investments,Inc.
                              Conectiv Services, Inc.
                              Conectiv Solutions, LLC
                              Delmarva Services Company
                              Conectiv Communications, Inc.
                              Atlantic Generation, Inc.
                              Atlantic Southern Properties,
                              Inc.
                              ATE Investment, Inc.
                              Binghamton General,Inc.
                              Binghamton Limited, Inc.
                              Pedrick General, Inc.
                              Vineland Limited, Inc.
                              Vineland General, Inc.
                              ATS Operating Services, Inc.

                              The Earth Exchange, Inc.

March 10, 1999                /s/L. M. Walters

                              L. M. Walters
                              Treasurer

                              Thermal Energy LP I by its
                              General Partner, Atlantic
                              Jersey
                              Thermal Systems,Inc.

March 10, 1999                /s/L. M. Walters
                              L. M. Walters
                              Treasurer